SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-C

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SAFEWAY INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

WITH AN EXERCISE PRICE GREATER THAN $35.00 PER SHARE

(TITLE OF CLASS OF SECURITIES)

786514

(CUSIP NUMBER OF CLASS OF SECURITIES)

ROBERT A. GORDON

SENIOR VICE PRESIDENT AND GENERAL COUNSEL

SAFEWAY INC.

5918 STONERIDGE MALL ROAD

PLEASANTON, CALIFORNIA 94588-3229

(925) 467-3000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

SCOTT R. HABER, ESQ.

KIMBERLY L. WILKINSON, ESQ.

LATHAM & WATKINS LLP

505 MONTGOMERY STREET, SUITE 1900

SAN FRANCISCO, CALIFORNIA 94111

(415) 391-0600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
Not applicable	Not applicable
*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

The following relates solely to preliminary communications made before the commencement of an anticipated voluntary employee stock option exchange program by Safeway Inc. (“Safeway”).

On May 20, 2004, stockholders of Safeway voted at its Annual Meeting of Stockholders to approve a proposed voluntary employee stock option exchange program. The option exchange program is described in Safeway’s Notice of Annual Meeting of Stockholders and Proxy Statement, dated April 13, 2004 (the “Proxy Statement”), which is filed as Exhibit 99.1. On August 27, 2004, Safeway sent a company-wide letter, timeline and stock option information to its eligible employees concerning the anticipated commencement of the option exchange program, which is filed as Exhibit 99.2. On August 27, 2004, Safeway sent an email communication to certain of its officers, also concerning the anticipated commencement of the option exchange program, which is filed as Exhibit 99.3.

Neither this information nor the Proxy Statement constitutes an offer to purchase or a solicitation of an offer to sell Safeway securities. The tender offer will only be made through an offer to purchase and a related tender offer statement. The tender offer statement and exchange form will be mailed to all eligible employees on September 7, 2004. The materials also will be available free of charge at www.safewayexchange.com and the SEC’s website at http://www.sec.gov on and after September 7, 2004. All eligible employees are advised to read these materials when they become available, as they will contain important information to help employees decide whether or not to participate in the Safeway stock option exchange program.

Item 12. Exhibits

99.1	Safeway’s Definitive Proxy Statement for Safeway’s 2004 Annual Stockholders’ Meeting. Incorporated by reference to Safeway’s Schedule 14A, filed with the Securities and Exchange Commission on April 13, 2004.

99.2	Communication to eligible employees of Safeway, dated August 27, 2004.

99.3	Email communication to certain officers of Safeway, dated August 27, 2004.